Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 25 January 2002


                                 CARNIVAL CORPORATION
                     ---------------------------------------
                           EUROPEAN ANTITRUST REVIEW PROCESS


o P&O Princess has repeatedly questioned the deliverability of a Carnival/P&O Princess combination on the grounds of regulatory concerns, most recently focusing on Europe, but without specifying those concerns in detail.

o Carnival is therefore taking the opportunity to set the record straight and to clarify its antitrust position in Europe.

o Carnival believes, and has been so advised, that a Carnival/P&O Princess combination is unlikely to raise regulatory difficulties in the European Economic Area ("EEA").

P&O Princess, Royal Caribbean and Carnival have all publicly stated that the appropriate market in which to evaluate the competitive effects of both transactions is the wider vacation market. There is no doubt that cruise companies undertake substantial efforts to attract consumers from other vacation options.

The cruise business in Europe is in its infancy, accounting for less than 1 per cent. of the outbound vacation market. In 2000 outbound European holiday volume totalled approximately 370 million persons, whilst the total number of European cruise holidays totalled only 2.1 million. As such Carnival believes that antitrust issues should not represent a major hurdle. Even if regulators look at the cruise sub-sector, Carnival believes that the proposed Carnival/P&O Princess combination would not lead to the creation or strengthening of a dominant position in the EEA.

In the cruise sub-sector, Carnival and P&O Princess hold a combined share of only 32 per cent. in the EEA as a whole, which is well below the level at which there is a risk of the combined entity being dominant. Moreover, at national level within the EEA, there is very little overlap between Carnival and P&O Princess. P&O Princess has significant cruise sales only in Germany and the UK, where Carnival is relatively weak. In contrast, Carnival's main strength in Europe is in the southern countries of Italy, Spain and France, where P&O Princess' cruise sales are virtually non-existent.

The only EEA countries in which Carnival and P&O Princess have any material overlap are the UK and Germany. In the UK, P&O Princess is estimated to carry 23 per cent. of all cruise passengers whilst Carnival accounts for only 9 per cent., giving a combined share of 32 per cent. in cruises. Royal Caribbean's share of UK cruise passengers is estimated to be 7 per cent. so its combined share with P&O Princess would be 30 per cent.

In Germany, P&O Princess is estimated to have 18 per cent. of cruise passengers, while Carnival's share is only around 10 per cent., giving a combined share of 28 per cent. Royal Caribbean's share in Germany is estimated to be 6 per cent., so its combined share with P&O Princess would be 24 per cent.

Consequently, there are only very minor differences in the combined cruise shares in the UK and Germany that would result from either deal. Carnival believes, and has been advised, that these minor differences should make no difference to the antitrust assessment of the two transactions.

Although the Royal Caribbean Proposal may receive regulatory clearance in the UK prior to the Carnival Offer receiving EU clearance, the fact that both the Royal Caribbean Proposal and the Carnival Offer are now under review at the FTC on the same timetable means that the antitrust conditionality of both transactions should be determined at the same time.

Carnival continues to believe firmly, and has been so advised, that there is no material difference between the regulatory positions of the Carnival Offer and the Royal Caribbean Proposal. Carnival believes that P&O

Princess' claim that the Royal Caribbean Proposal faces less regulatory risk is therefore both unsupportable and disingenuous.

MICKY ARISON, THE CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, COMMENTED:

"P&O PRINCESS SHAREHOLDERS SHOULD NOT ALLOW THEIR BOARD TO MISLEAD THEM ON THE REGULATORY ISSUES. THERE IS NO DISCERNABLE DIFFERENCE IN THE REGULATORY ANALYSIS OF EITHER TRANSACTION, PARTICULARLY SINCE BOTH TRANSACTIONS WILL BE REVIEWED ON THE SAME MARKET DEFINITION. FOR THE P&O PRINCESS BOARD AND/OR ROYAL CARIBBEAN TO SUGGEST ANYTHING TO THE CONTRARY IS A DISSERVICE TO THEIR SHAREHOLDERS AND IS IRRESPONSIBLE RHETORIC.

OUR TRANSACTION IS EVERY BIT AS DELIVERABLE AS ROYAL CARIBBEAN'S; THE PRINCIPAL DIFFERENCE BEING THAT OUR TRANSACTION IS AT A SIGNIFICANTLY HIGHER CURRENT VALUE WITH MORE DELIVERABLE VALUE CREATION IN THE FUTURE. WE REMAIN FULLY COMMITTED TO PURSUING OUR OFFER DIRECTLY WITH THE P&O PRINCESS SHAREHOLDERS IN ADVANCE OF THE EGM ON 14 FEBRUARY 2002."

ENQUIRIES:

CARNIVAL                              Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                         Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                           Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                    Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton


Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of 1 per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of the Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Refo\rm Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend,"

"plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                    APPENDIX

                        BASES AND SOURCES OF INFORMATION




1. The figure for outbound European holiday volume and the number of European cruise holidays in 2000 are sourced from the "Cruise Industry Statistical Review 2001", published by G.P. Wild (International) Limited in November 2001.

2. The percentage of the vacation market accounted for by the cruise industry is calculated by dividing the outbound European holiday volume by the number of European cruise holidays in 2000.

3. The combined market share of Carnival and P&O Princess in the EEA is based on information about the total market obtained from the "Cruise Industry Statistical Review 2001", published by G.P. Wild (International) Limited in November 2001 and the Passenger Shipping Association (PSA) "Annual Cruise Market Digest UK Europe 2000"; the market share of Carnival is derived from internal management sources and that of P&O Princess is based on Carnival estimates.

4. The shares of the cruise segment in the UK and Germany for Royal Caribbean and P&O Princess are extracted from an equity research report published by Deutsche Bank on 11 December 2001. The market share of Carnival is derived from internal management sources.